JCI (London) Limited



(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

03 March 2006



Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTARY INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. **SABMiller Launches $50 Million Peroni Campaign - 02 March 2006**

2. **SABMiller Highlights Global Beer Growth Opportunities - 24 February 2006**

3. **SABMiller Presents to Consumer Analyst Group of New York (CAGNY) - 20 February 2006**

4. **SABMiller Associate Acquires First Chinese Brewery in Fujian Province - 08 February 2006**

5. **SABMiller plc Trading Update - 18 January 2006**

6. **SABMiller plc announces investment in high growth Vietnamese beer market - 13 January 2006**

Cont./...2

7. **Change in Director's Particulars - 13 January 2006**

8. **Result of voluntary tender offer to acquire Bavaria S.A. shares in Colombia - 06 December 2005**

Yours faithfully
For and on behalf of
JCI (London) Limited





P E C Dexter
Secretary

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

RNS Number:1743Z
SABMiller PLC
02 March 2006

Ref 8/2006

SABMILLER LAUNCHES $50 MILLION PERONI CAMPAIGN

London and Johannesburg, 2 March 2006. SABMiller plc, one of the world's leading brewers, today announces that it will invest US$50 million over the next 18 months in a new global brand campaign for its international premium beer Peroni Nastro Azzurro. The campaign will incorporate a range of advertising and marketing initiatives based around an adaptation of Fellini's 1960 masterpiece ' La Dolce Vita' - a film that encapsulated the essence of Italian style and spurred a global affection for all things Italian. The programme, which will roll out in the UK in April, will be followed by launches in the US, South Africa and Romania. The campaign will include cinema advertising, print and outdoor billboards set in the home of La Dolce Vita and Birra Peroni - Rome.

The new investment follows a year of successful rebranding of Peroni Nastro Azzurro in the UK and the introduction of the brand into the US, Romania and South Africa. Positioned as an icon of Italian style, Peroni has enjoyed positive growth in its international markets supported by creative marketing initiatives including Emporio Peroni - the exclusive non-shop shop on Sloane Street, London, high class brand association with other trendsetting categories, and innovative point of sale collaterals such as new packaging and glassware ranges.

Chris Taylor, SABMiller International Brand Director for Peroni Nastro Azzurro, commented:

"The association of Peroni Nastro Azzurro with this iconic film, that represents Italian style and sophistication, perfectly reflects the spirit and intrinsic qualities of the brand. The new campaign continues our effort to push the boundaries of traditional beer marketing and position Peroni Nastro Azzurro as a truly unisex lager competing in the long drink, wine and champagne markets."

Peroni Nastro Azzurro is part of SABMiller's global premium brand portfolio which also includes Pilsner Urquell and Miller Genuine Draft.

Mark Sherrington, Group Marketing Director for SABMiller, said:

"Peroni has become a unique proposition in the growing global premium brand market. This investment is part of our commitment to drive value growth through out international portfolio and provide a complete brand experience for our consumers."

Ends

Notes to editors

SABMiller

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni

Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2005, the group reported US$2,194 million pre-tax profit and a turnover of US$14,543 million on a UK GAAP basis. SABMiller plc is listed on the London and Johannesburg stock exchanges.

Peroni Nastro Azzurro

www.peroniitaly.com

- Peroni Nastro Azzurro is a leading premium Italian beer worldwide.
- Birra Peroni first started brewing in 1846, and Nastro Azzurro was first created in the early 60's in Italy.
- Peroni Nastro Azzurro with sleek new retro design was launched around the world in early 2005.
- Peroni Nastro Azzurro is available as a bottled beer (33cl & 66cl) and draught in certain markets.
- Peroni Nastro Azzurro is a well-balanced (low residual sugar content), clear pale lager made by brewing the finest spring-planted barley combined with malts and hops to create the highest standard of premium beer.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.vismedia.co.uk

B-roll footage is available to broadcasters from Sarah Waldock at Gabrielle Shaw Communications:

Tel +44 20 7731 8811

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Vice President, Investor Relations	Tel: +44 20 7659 0174
James Crampton	Media Relations Manager	Tel: +44 20 7659 0172
Sarah Waldock	Peroni Nastro Azzurro International Press Office	Tel: +44 20 7731 8811

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and

objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

END

MSCDLLBBQXBBBBX

RNS Number:8880Y
SABMiller PLC
24 February 2006

Ref 7/2006

SABMILLER HIGHLIGHTS GLOBAL BEER GROWTH OPPORTUNITIES

London and Johannesburg, 24 February 2006. In a presentation to the 2006 Consumer Analyst Group of New York (CAGNY) annual conference yesterday in Scottsdale, Arizona SABMiller plc Chief Executive Graham Mackay set out why the group's broad exposure to the global beer industry will underpin future growth. He said:

"The world's population is forecast to grow to 6.8 billion people by the year 2010, and much of this growth will come from emerging markets. In most markets, we see strong trade up trends across most consumer product categories. Here in America and in other developed markets, that means growth in wine and spirits, and a move to premiumisation within the beer market. In the rest of the world however, the opportunity is far greater, as consumers trade up from lower quality, cheap beer, into modernised mainstream products and then on into what we refer to as 'worthmore' brands. Consumers are also moving into beer as an aspirational mainstream alternative to cheap spirits, or other types of local indigenous alcohol. This is increasing beer's share of total alcohol across the emerging market landscape and there is a long way to go. Per capita consumption of beer stands at roughly 84 litres in the US, but in our Central and Eastern European markets it is only 60. In our Latin American markets it is just 31; and it is 6 in Africa, 23 in China and only 1 litre of beer is consumed per person per year in India. We believe this growth trend will continue for a very long time to come, and it presents us with some exciting opportunities."

In the same presentation Norman Adami, the President of SABMiller's North American subsidiary, Miller Brewing Company, confirmed that whilst SABMiller had achieved its three year turnaround objectives in stabilising the Miller business, it now faces new challenges. He said:

"The Miller business is now moving into what we are referring to as the 'step up' phase, in which we will begin to demonstrate that we can indeed restore our overall portfolio to growth. There are a number of imperatives on which this is built. Firstly, we will extend the progress made in strengthening our leadership and organisation. Secondly, we will sustain and build on the improved relationship with our distributors, which has been one of the most underestimated factors in our success to date. Thirdly, we will strengthen and clarify the unique, relevant brand position for Miller Lite, whilst simultaneously furthering the dialogue with its principal competitor. Fourthly, we will establish a clear and bold brand position for Miller Genuine Draft, and at the same time balance brand-building with cost management to ensure that Miller High Life and Milwaukee's Best weather the likelihood of ongoing price pressure within the economy segment led by the industry leader. Finally, we must create momentum behind Peroni Nastro Azzurro and Pilsner Urquell whilst ensuring we maintain their positioning as high-end imports."

In the same presentation, Barry Smith, President of SABMiller Latin America, commented on the growth prospects for SABMiller's newly acquired businesses in Colombia, Peru, Panama and Ecuador:

"Panama, Colombia, Ecuador and Peru together represent a larger region than many people would expect. Its population of 89 million would make it the largest country in Europe, and its current per capita consumption levels of 31 litres are little more than half those we see in South Africa. The expected regional 5 year volume growth of c.4% compares favourably with corresponding growth rates in the rest of Latin America and is supported by forecast GDP growth of almost 4%.

"Our strategy is to invest significant resources in improving the image of the beer category, through marketing, packaging and point of sale development. We will enhance beer's image across the market, but we will also target specific consumer segments and channels, which will broaden beer's role within the alcohol category across a wider range of occasions. It is worth remembering that per capita consumption in Colombia was 54 litres per capita at its peak and 34 litres in Peru. The current levels are 34 and 24 respectively and we are confident that with actively managed pricing, we can begin to restore the consumption levels these countries enjoyed in the past."

SABMiller addressed the conference yesterday at 6.50pm EST (11.50pm GMT). The presentation and Q&A session was webcast live at www.sabmiller.com and is available for replay.

Ends

Notes to editors

SABMiller

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2005, the group reported US$2,194 million pre-tax profit and a turnover of US$14,543 million on a UK GAAP basis. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.vismedia.co.uk

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Vice President, Investor Relations	Tel: +44 20 7659 0174
Nigel Fairbrass	Head of Media Relations	Tel: +44 20 7659 0105

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical

facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

END

MSCUSANRNVRUURR

RNS Number:6303Y
SABMiller PLC
20 February 2006

Ref 06/2006

SABMILLER PRESENTS TO CONSUMER ANALYST GROUP OF NEW YORK (CAGNY)

London and Johannesburg, 20 February 2006. SABMiller plc announces that it will be presenting to the 2006 Consumer Analyst Group of New York (CAGNY) Conference in Scottsdale, Arizona on Thursday, February 23rd. SABMiller plc Chief Executive, Graham Mackay; CEO of Miller Brewing Company, Norman Adami; and CEO of SABMiller South America, Barry Smith, will address the conference at 6.50pm EST (11.50pm GMT). The presentation and Q&A session will be webcast live at www.sabmiller.com and will be available for replay thereafter.

Ends

Notes to editors

SABMiller

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2005, the group reported US$2,194 million pre-tax profit and a turnover of US$14,543 million on a UK GAAP basis. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.vismedia.co.uk

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Vice President, Investor Relations	Tel: +44 20 7659 0174
James Crampton	Media Relations Manager	Tel: +44 20 7659 0172

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

END

MSCTMMLTMMITMBF

REG-SABMiller PLC Investment in China
Released: 08/02/2006

RECEIVED
2006 MAR -7 A 10:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:0899Y
SABMiller PLC
08 February 2006

SABMILLER ASSOCIATE ACQUIRES FIRST CHINESE BREWERY IN FUJIAN PROVINCE

London and Johannesburg, 8 February 2006. China Resources Snow Breweries Limited ("CR Snow"), an associate of SABMiller plc and a subsidiary of China Resources Enterprise Limited ("CRE"), announces that it has acquired an 85% interest in Quanzhou Qingyuan Brewery Limited ("Qingyuan Brewery") for approximately US$8.9 million. The residual 15% is owned by Q.F.G.C. (Limited).

Quanzhou, a major coastal city in the south east province of Fujian, has a population of over 7 million people. In 2004 Fujian Province recorded total beer sales of 13.5 million hectolitres and annual consumption per capita of 39 litres, exceeding the national average of 23 litres. At present, CR Snow does not have any plant in the province.

The consideration for the acquisition will be based on the appraised net asset value of Qingyuan Brewery to be determined after due diligence, which is expected to be approximately US$10.5 million. Qingyuan Brewery had net debt of RMB42 million as at 30 September 2005. The annual production capacity of the brewery is 1.2 million hectolitres and could be increased to 2.8 million hectolitres after an upgrade for an additional investment of RMB65 million. The major product line for Qingyuan Brewery is its "Qingyuan" series of beer, distributed for sale mainly in the Quanzhou area.

Mr. Andre Parker, Managing Director of SABMiller Africa & Asia, said, "Fujian Province is an attractive region to further build our presence in China and expand our fast growing SNOW brand. This transaction represents a very attractive value of under US$10 per hectolitre and is evidence of CR Snow's continued price discipline in pursuing acquisitions in the region."

Mr. Mark Chen, Managing Director of China Resources Enterprise, Limited said, " The acquisition is part of our national strategy for "SNOW" to expand into southern China prudently. We are already selling SNOW in Fujian Province and our cost efficiency will be enhanced in future. We will take advantage of the edges of Quanzhou to consolidate our market position in Fujian Province and would upgrade the existing facilities in two to three years' time. Coupled with our greenfield plant at Dongguan, which has commenced trial runs recently, we have built a sound platform for further expansion to neighbouring areas of southern China."

Ends

Notes to editors

SABMiller

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market

leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2005, the group reported US$2,194 million pre-tax profit and a turnover of US$14,543 million on a UK GAAP basis. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.vismedia.co.uk

China Resources Snow Breweries Limited

China Resources Snow Breweries Limited was established in 1994 and is engaged in the production, sales and marketing of beer and beverages in China. Its shareholders are China Resources Enterprise, Limited and SABMiller plc. China Resources Enterprise, Limited has a 51% interest in China Resources Snow Breweries Limited while SABMiller plc holds a 49% interest. It operates about 40 breweries in the Chinese Mainland with a total sales volume of about 3.1 million kilolitres in 2004.

About China Resources Enterprise, Limited

China Resources Enterprise, Limited is listed on the Hong Kong Stock Exchange and is also traded on SEAQ International of the London Stock Exchange. It is also one of the constituent stocks of the Hang Seng Index in Hong Kong and Hang Seng London Reference Index. The Group focuses on the consumer businesses in both Hong Kong and the Chinese Mainland, with core activities being retail, beverage, food processing and distribution, textile and property investment.

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Vice President, Investor Relations	Tel: +44 20 7659 0174
James Crampton	Media Relations Manager	Tel: +44 20 7659 0172

strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

END

ACQAKFKKKBKDABK

REG-SABMiller PLC Trading Statement
Released: 18/01/2006

RNS Number:0784X
SABMiller PLC
18 January 2006

Ref: 02/2006

SABMiller plc Trading Update

London and Johannesburg, 18 January 2006. Following the summer peak season in South Africa, SABMiller plc today issued its trading update for the group's third quarter and for the nine months ended 31 December 2005. The calculation of the organic growth rates included below excludes volumes for Bavaria SA which became part of the group in October 2005.

The group's organic lager volume growth for the third quarter was 1.8%, and 4.5% for the year to date. Volumes were impacted by cool and wet weather during December in South Africa, and South Africa Beverages achieved a marginal increase in beer volumes during the quarter, cycling the 4% growth reported in the prior year's third quarter. Underlying economic performance and consumer confidence in South Africa remain positive, contributing to further mix improvements. In South Africa, year to date beer volumes are up 1.8% on a comparable basis. Soft drink volumes were also impacted by the December weather, and a 4% increase was recorded in the quarter, with year to date growth of 7%.

Miller's third quarter domestic sales to retailers (STRs) were 1.0% below prior year when adjusted for the reduced number of trading days in the quarter (down 2.5% unadjusted) in a market that was characterized by intense competitive pricing pressure. For the year to date, Miller's domestic STRs declined 0.4% (0.9% unadjusted). Despite strong prior year comparables, retail sales of flagship brand Miller Lite have continued to grow.

The transaction with Bavaria SA closed on 12 October 2005. On a pro forma basis, South America lager volumes for the three months to 31 December 2005 were some 7% above the prior year, in line with our expectations at the time of the transaction. This performance reflects continuing growth in Colombia and robust growth in Peru, despite including two fewer public holidays over the Christmas period in the current year.

In Central America, carbonated soft drink volumes were up 6%, and 4% year to date, with growth being achieved in both countries. Beer volumes were 7% lower in the quarter, consistent with year to date trading, principally as a result of the excise increase in El Salvador.

In Europe, organic lager volume growth for the third quarter was 4%, in line with the year to date, influenced by continuing good performances from Poland, Russia and Romania.

Lager volume growth was recorded in both Africa and Asia, and overall a 12% organic increase on a comparable basis was delivered, in line with year to date, following strong growth in China.

The group's financial performance has been in line with our expectations as outlined at the time of our interim results announcement.

Ends

Notes to editors:

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2005, the group reported US$2,194 million pre-tax profit and a turnover of US$14,543 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.vismedia.co.uk

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Vice President, Investor Relations	Tel: +44 20 7659 0174
Nigel Fairbrass	Head of Media Relations	Tel: +44 7799 894265

END

TSTBRMJTMMBBTBF

REG-SABMiller PLC Investment in Vinamilk
Released: 13/01/2006

RNS Number:9249W
SABMiller PLC
13 January 2006

Ref 01/2006

SABMiller plc announces investment in high growth Vietnamese beer market

London and Johannesburg, 13 January 2006. SABMiller plc ("SABMiller") announces that it has entered into a joint venture with Vietnam Dairy Products Joint Stock Company ("Vinamilk") to establish a greenfield brewery in the Binh Duong province in southern Vietnam, subject to certain conditions being fulfilled.

Under the terms of the agreement, SABMiller and Vinamilk will each hold a 50% interest in the joint venture investment vehicle, for which the total initial investment capital will be US$ 45 million. SABMiller's share of the investment will be settled in cash from existing resources.

The initial capacity of the brewery, which is expected to be operational by 2007, will be 500k hectolitres, with the ability to expand production to 1 million hectolitres. Such expansion would be funded from operating cashflows.

Vinamilk is a widely recognised and successful company in Vietnam, and with an estimated 70% market share in milk and related products and beverages, is the national market leader in this sector, with a strong distribution network throughout Vietnam.

The Vietnamese Ministry of Industry estimates that the beer market in Vietnam has grown from 13 million hectolitres in 2003 to 15 million hectolitres in 2005. The Vietnamese beer market is one of the fastest growing beer markets in the world and is considered to have favourable future prospects. The transaction reflects SABMiller's continued strategy to enter high growth developing beer markets.

The joint venture will initially focus on developing a Vietnamese mainstream brand which will be complemented by a premium brand from the SABMiller portfolio of international brands. The joint venture will firstly concentrate on serving the local market in southern Vietnam, but plans to expand nationally in due course.

Andre Parker, SABMiller's Africa & Asia managing director, commented:

"We are delighted to have reached agreement with Vinamilk to enter the high growth Vietnamese beer market. Vinamilk has an extensive distribution network, which will give us access to more than 20,000 outlets in southern Vietnam which retail beer. We believe that the combination of both parties' expertise will result in a very successful venture".

Mai Kieu Lien, Vinamilk's general director, commented:

"With SABMiller's experience in beer markets and Vinamilk's knowledge of Vietnam, we believe that the joint venture will be extremely successful and will make a considerable contribution to our society."

Ends

Notes to editors

SABMiller

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2005, the group reported US$2,194 million pre-tax profit and a turnover of US$14,543 million on a UK GAAP basis. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.vismedia.co.uk

Vietnam Dairy Products Joint Stock Company ("Vinamilk")

Vinamilk is the leader in the Vietnamese dairy products market, with its distribution network in all of the 64 provinces of Vietnam. The company has been voted first in the "Top Ten Vietnamese High-quality Goods" survey by consumers since 1995.

Vinamilk has achieved growth of over 20% in recent years. In 2005 the company generated US$355 million turnover and an after-tax profit of US$38 million.

Vinamilk is scheduled to list on the Ho Chi Minh City securities exchange before the end of January 2006.

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Vice President, Investor Relations	Tel: +44 20 7659 0174
James Crampton	Media Relations Manager	Tel: +44 20 7659 0172

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

END

JVEZXLFFQFBLBBQ

RNS Number:9242W
SABMiller PLC
13 January 2006

SABMiller plc

Change in Director's Particulars

SABMiller plc today announces that its non-executive director, Mr Cyril Ramaphosa, resigned his position as Chairman of Johnnic Holdings SA (a South African listed company) on 11 January 2006.

AOC Tonkinson
Company Secretary

This announcement is available on the company website: www.sabmiller.com

END

MSCZXLFFQFBFBBX

RNS Number:1917V
SABMiller PLC
06 December 2005

Ref: 23/2005

SABMILLER plc

Result of voluntary tender offer to acquire Bavaria S.A. shares in Colombia

London and Johannesburg, 6 December 2005. SABMiller plc announces that at the closing of the voluntary tender offer on the Colombian Stock Exchange for all of the shares in Bavaria S.A. ("Bavaria") which the SABMiller group does not already own (the "Offer"), acceptances had been received in respect of 62,375,024 shares in Bavaria, representing 25.19% of Bavaria's share capital, and increasing SABMiller's interest in Bavaria from 71.77% to 96.96%.

The total cash consideration payable as a result of acceptances of the Offer is approximately US$1,215 million.

Settlement of the consideration will take place on 13 December 2005, and will be met from existing resources.

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Notes to editors:

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2005, the group reported a pre-tax profit of US$2,194 million and a turnover of US$14,543 million on a UK GAAP basis. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.vismedia.co.uk

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Vice President, Investor Relations	Tel: +44 20 7659 0174

Nigel Fairbrass Head of Media Relations Tel: +44 7799 894265

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

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